Filed Pursuant to Rule 424(b)(3)

Registration No. 333-157688

NORTHSTAR REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 3 DATED MAY 30, 2012

TO THE PROSPECTUS DATED APRIL 16, 2012

This document supplements, and should be read in conjunction with, our prospectus dated April 16, 2012, Supplement No. 1 dated April 16, 2012 and Supplement No. 2 dated May 14, 2012.  The purpose of this Supplement No. 3 is to disclose:

•                  the status of our initial public offering; and

•                  the origination of a senior mortgage loan.

Status of Our Initial Public Offering

We commenced our initial public offering of $1,100,000,000 in shares of common stock on July 19, 2010, of which $1,000,000,000 in shares can be issued pursuant to our primary offering and $100,000,000 in shares can be issued pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of May 25, 2012, we raised total gross proceeds of $291.1 million, including capital raised in connection with our merger with NorthStar Income Opportunity REIT I, Inc.

As of May 25, 2012, we received and accepted subscriptions in our offering for an aggregate of 26,544,543 shares, or $264.3 million, including 466,025 shares or $4.2 million sold to NorthStar Realty Finance Corp. pursuant to our distribution support agreement. As of May 25, 2012, 83,981,773 shares remained available for sale under our offering. Our primary offering is expected to terminate on or before July 19, 2013, unless extended by our board of directors as permitted under applicable law and regulations.

Origination of a Senior Mortgage Loan

On May 23, 2012, or the closing date, we, through a subsidiary, directly originated a $40.5 million senior loan, or the senior loan, secured by a 114-key (96 rooms and 18 cottage suites), 88,870 square foot, Class-A full-service hotel in Edgartown, Massachusetts located on a 4.8 acre site in Martha’s Vineyard, or the property.

We believe the property to be of a very high-quality located in one of the most desirable areas of Martha’s Vineyard, featuring uninterrupted views of the Edgartown harbor and lighthouse.  The Property is also across the street from the beach, within blocks of Main Street and is proximate to high quality shopping and restaurants.

The owner of the property, or the owner, has over 20 years of broad commercial real estate experience.  The proceeds of the senior loan were used to partially refinance the property and to fund various reserve accounts.  The owner engaged an asset manager, or the manager, to manage and further enhance the property.  The manager is an asset manager of resort properties and currently manages properties in New England, including Nantucket, and Florida.

The senior loan bears interest at a fixed rate of 13.25%, of which 12.50% is paid currently and 0.75% will be deferred and added to the outstanding loan balance, provided that if the owner repays $2.0 million of the senior loan during the first 180 days, the interest rate will be reduced to 12.50%.  In addition, we earned an upfront fee equal to 1.00% of the senior loan and will earn a fee equal to 1.00% of: (i) certain repayments, if any; and (ii) the outstanding principal amount at the time of repayment.

The initial term of the senior loan is 24 months, with three one-year extension options available to the owner, subject to the satisfaction of certain performance tests and the owner paying a fee equal to 0.25% of the amount being extended for each extension.  The senior loan may be repaid in whole or in part at any time, provided certain performance tests are met and the owner pays the remaining interest due on the amount repaid.  However, under certain circumstances, the owner may repay up to $7.5 million during the first 180 days without penalty.

The property’s loan-to-value ratio, or LTV ratio, is approximately 80%.  The LTV ratio is the amount loaned by us to the owner over the current appraised value of the property as of February 24, 2012.